UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2012

of

Duke Energy Retirement Savings Plan for Legacy

Cinergy Union Employees (IBEW 1393)

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 550 South Tryon Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	4

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2012	5

Notes to Financial Statements	6 – 15

NOTE:      All schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 17, 2013

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

(IN THOUSANDS)

	2012	2011
Assets

Investments, at fair value
Plan interest in Duke Energy Retirement Savings Plan Master Trust	$ —	$ 188,042

Receivables
Notes receivable from participants	—	5,176
Employer’s contributions	—	273

Total receivables	—	5,449

Net assets, at fair value	—	193,491

Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	—	(575)

Net assets available for benefits	$ —	$ 192,916

See Notes to Financial Statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

(IN THOUSANDS)

Additions to net income attributed to:

Investment income
Plan interest in net income of Duke Energy Retirement Savings Plan Master Trust	$ 19,362

Interest income on notes receivable from participants	219

Contributions
Participants’	10,345
Employer’s	4,927
Participants’ rollover	271

Total contributions	15,543

Total additions	35,124

Deductions from net assets attributed to:

Benefits paid to participants	(19,894)
Administrative fees	(169)

Total deductions	(20,063)

Net increase prior to transfers	15,061

Transfer to Duke Energy Retirement Savings Plan	(205,387)

Inter-plan transfers, net	(2,590)

Net decrease	(192,916)

Net assets available for benefits, beginning of year	192,916

Net assets available for benefits, end of year	$ —

See Notes to Financial Statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

Notes to Financial Statements

December 31, 2012 and 2011

1.      Description of the Plan

The following description of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Merger

Effective at the close of business on December 31, 2012, the Plan was merged into the Duke Energy Retirement Savings Plan. Plan assets totaling approximately $205,387,000 were transferred to the Duke Energy Retirement Savings Plan on December 31, 2012. Employees participating in the Plan automatically became participants in the Duke Energy Retirement Savings Plan and are entitled to receive their vested account balances immediately after the merger that are equal to their vested account balances  under the Plan immediately prior to the effective date of the merger.

Participation and Purpose

The Plan was a defined contribution plan sponsored by Duke Energy Corporation (Duke Energy), covering union employees represented by the International Brotherhood of Electrical Workers, Local 1393. Duke Energy and each of its affiliated companies that is at least 80% owned and that participates in the Plan are collectively referred to as Participating Companies. The Plan was administered by the Duke Energy Benefits Committee (Benefits Committee) and trusteed by the Fidelity Management Trust Company (Fidelity).

The purpose of the Plan was to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides indirect ownership in Duke Energy common stock. The Plan was, in part, an employee stock ownership plan and was subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Duke Energy automatically enrolled new full time employees eligible for the Plan. The contributions made to the Plan on the employee’s behalf were invested in one or more funds selected in accordance with procedures established by the Plan administrator. If an employee chose not to participate, Fidelity, the recordkeeper was required to be contacted by the employee to change the deferral rate to 0%.

Participants could contribute (subject to certain limitations) in the form of pre-tax deferrals, Roth 401(k) contributions and/or after-tax contributions up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (IRC) may limit the deferrals of some highly compensated employees. All pre-tax deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC.

For participants classified as Duke Formula Employees, Duke Energy matched 100% of the first 6% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. For participants not classified as Duke Formula Employees, Duke Energy matched 100% of the first 3% and 50% of the next 2% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. Participants not classified as Duke Formula Employees were entitled to an additional incentive match of up to a maximum of 1% of eligible compensation based upon meeting corporate goals. Participant after-tax contributions and matching contributions were intended to satisfy the requirements of Section 401(m) of the IRC.

Participants age 50 or older by the end of the year, could contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRC limits each year. For 2012, the IRC allowed participants age 50 or older to contribute up to $5,500 over and above the $17,000 pre-tax and/or Roth 401(k) contribution limit. Duke Energy did not provide a base company match or incentive match on these additional contributions.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $271,000 were made to the Plan in 2012.

Investments

Participants could invest their Plan accounts in any or all of the core investment funds offered in the Plan. These core investment funds were institutional funds unavailable to investors outside of the Plan. The value of an account was updated each business day. As of December 31, 2012, prior to the Plan Merger, 21 funds were offered for investment.

The Plan offered a brokerage option, BrokerageLink, whereby participants could elect to invest their Plan accounts in publicly traded securities (excluding Duke Energy securities) and mutual funds not offered directly by the Plan.

The Plan also offered an investment advisory services (Professional Management) program through the independent investment advice and management services provider, Financial Engines Advisors, LLC. Participants in the Professional Management program were charged an annual fee of .50% on their average account balance. Participants could cancel their participation in the Professional Management program at any time without penalty.

Participant Accounts

Individual accounts were maintained for each Plan participant. Each participant’s account was credited with the participant’s contribution, the Participating Company’s contributions, and allocations of Plan earnings and charged with benefit payments, allocations of Plan losses, and administrative expenses. Allocations were based on the participant’s elections and earnings and/or account balances as defined in the Plan document.

The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account. The selection from available investment funds was the sole responsibility of each participant, and the Plan was intended to satisfy the requirements of Section 404(c) of ERISA. A participant could elect or change investment funds and/or the contribution allocation percentage among funds at any time.

Vesting and Distributions

A participant was 100% vested in their Plan account, with the exception of Deferred Profit Sharing contributions made by Duke Energy, which were vested after three years of service (or, while an employee, the occurrence of death, disability or attaining age 65). However, dividends on Common Stock on Deferred Profit Sharing contributions were vested immediately. Participants could elect to receive a cash payout of the account’s allocation of the current dividend paid on Common Stock or to have that allocation reinvested in the Duke Energy Common Stock Fund through an annual election. Dividends paid in cash were taxable as a plan distribution for the calendar year in which they were paid and were not subject to the 10% federal tax penalty for early distributions and were not eligible for a rollover to an IRA or similar plan. The Plan provided for several different types of in-service withdrawals, including hardship and age 59  1/2 withdrawals, and withdrawals of rollover and after-tax accounts at any time. A hardship distribution must comply with Section 401(k) of the IRC.

Forfeitures

Generally, upon termination of employment, participants’ nonvested balances were forfeited. Such forfeitures could be applied to reduce employer contributions or Plan administrative expenses. At December 31, 2012, there were no forfeitures included in Plan assets. At December 31, 2011, forfeitures of $25,491 were included in Plan assets. In 2012, employer contributions were not reduced from forfeited nonvested participant balances. In 2011, employer contributions were reduced by $906 from forfeited nonvested participant balances.

Payments of Benefits

Upon termination of employment including retirement, death, or disability, a participant or, if the participant was deceased, his or her beneficiary, could request the distribution of the balance of the participant’s Plan account. Distributions were made as soon as practicable after the occasion for the distribution, except that a participant (or spouse beneficiary) could have elected that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which the participant attained age 70  1/2. A non-spouse beneficiary of a deceased participant may have elected that a distribution be delayed for up to five years following the date of death. Distributions were paid in a lump sum for vested benefits of $1,000 or less.

Notes Receivable from Participants

Participants could have borrowed, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their vested account balances. Loans were to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). The loan was secured by 50% of the balance in the participant’s Plan account at the issuance of the loan and bore interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest was paid ratably through payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). Loan receipts were reinvested based on the participant’s investment election for employee contributions at the time of repayment.

2.       Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invested in various securities which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair value except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contracts as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contract, and the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

The Duke Energy Common Stock Fund is comprised of shares of Duke Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis. Duke Energy common stock is valued at its closing market price reported on the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Duke Energy Retirement Savings Plan, and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), occurred as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. Delinquent participant loans were reclassified as distributions based upon the terms of the Plan document.

Payments of Benefits

Benefits paid to participants were recorded when paid.

Administrative Expenses

A portion of the administrative expenses of the Plan were paid by Duke Energy.

Recent Accounting Pronouncements

In May 2011, the FASB amended existing requirements for measuring fair value and for disclosing information about fair value measurements. This revised guidance results in a consistent definition of fair value, as well as common requirements for measurement and disclosure of fair value information between US GAAP and International Financial Reporting Standards. In addition, the amendments set forth enhanced disclosure requirements with respect to recurring Level 3 measurements, nonfinancial assets measured or disclosed at fair value, transfers between levels in the fair value hierarchy, and assets and liabilities disclosed but not recorded at fair value. For the Plan, the revised fair value measurement guidance is effective on a prospective basis for periods beginning after January 1, 2012. The adoption of the accounting standard does not impact the Plan’s financial statements.

3.       Investments

Prior to the Plan Merger (see Note 1), the Plan was a participant in the Duke Energy Retirement Savings Plan Master Trust (RSP Master Trust). The RSP Master Trust was established on January 1, 2008 for certain defined contribution 401(k) plans sponsored by Duke Energy.

Effective as of the close of business on December 31, 2012, the following plan, sponsored by Duke Energy, and a participant in the RSP Master Trust, was merged into the Duke Energy Retirement Savings Plan:

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), which covers union employees of Cinergy Corp. and subsidiaries represented by Utility Workers Union of America, Local 600, International Brotherhood of Electrical Workers, Local 1347 and Local 352, The United Steelworkers of America, Local 12049 and Local 54-106, Employees’ Representation Association, UNITE HERE Local 1995.

Duke Energy sponsors the following plan, whose investments are held in the RSP Master Trust:

The Duke Energy Retirement Savings Plan, which covers non-union and certain union employees of Duke Energy Corporation and subsidiaries who meet minimum age requirements.

The following presents the Statement of Net Assets Available for Benefits of the RSP Master Trust as of December 31, 2012 and 2011 (in thousands):

	2012		2011
	RSP Master Trust	Plan interest(%)	RSP Master Trust	Plan interest (%)
Assets

Investments, at fair value
Institutional funds	$1,892,009	—	$1,565,009	5
Duke Energy Common Stock Fund	1,218,468	—	1,357,602	2
Stable value fund	381,439	—	373,197	5
Mutual funds	234,999	—	216,433	18
Non-employer common stock	157,855	—	153,177	4
Interest-bearing cash	49,971	—	43,337	6
Corporate debt	669	—	1,102	1
US government securities	25	—	15	—

Total investments	3,935,435	—	3,709,872	5

Receivables
Notes receivable from participants	81,313		78,957
Employer’s contributions	1,686		1,823

Total receivables	82,999		80,780

Net assets, at fair value	4,018,434		3,790,652

Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(14,512)		(12,309)

Net assets available for benefits	$4,003,922		$3,778,343

Investments and income from the RSP Master Trust are allocated to the participating plans based on each plan’s participation in the investment option within the RSP Master Trust. Allocations of Net Assets Available for Benefits in the RSP Master Trust to participating plans as of December 31, 2012 and 2011 are as follows (in thousands):

	2012
	Amount	Percentage
Duke Energy Retirement Savings Plan	$4,003,922	100
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	—	—
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	—	—

Net assets available for benefits - RSP Master Trust	$4,003,922	100

	2011
	Amount	Percentage
Duke Energy Retirement Savings Plan	$3,240,676	86
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	344,751	9
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	192,916	5

Net assets available for benefits - RSP Master Trust	$3,778,343	100

The following presents the Statement of Changes in Net Assets Available for Benefits of the RSP Master Trust for the year ended December 31, 2012 (in thousands):

Additions to net income attributed to:

Investment income
Net appreciation in fair value of investments
Duke Energy Common Stock Fund	$ (38,814)
Institutional funds	230,446
Mutual funds	28,402
Non-employer common stock	(7,383)
Stable value fund	8,725

Total net appreciation in fair value of investments	221,376
Interest and dividends	61,103

Total additions	282,479

Deductions from net assets attributed to:
Administrative fees	(2,828)

Total deductions	(2,828)

Net increase prior to transfers	279,651

Transfers in	229,699
Transfers out	(283,771)

Net increase	225,579

Net assets available for benefits, beginning of year	3,778,343

Net assets available for benefits, end of year	$4,003,922

Allocations of the increase in Net Assets Available for Benefits in the RSP Master Trust to participating plans (before inter-plan transfers, net) for the year ended December 31, 2012 are as follows (in thousands):

	Amount	Percentage
Duke Energy Retirement Savings Plan	$203,108	90
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	7,410	3
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	15,061	7

Net increase in net assets available for benefits - RSP Master Trust	$225,579	100

The fair value of individual investments that represent 5% or more of the RSP Master Trust net assets available for benefits as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
*Duke Energy Common Stock Fund	$1,218,468	$1,357,602
Stable Value Fund	381,439	373,197
US Equity S&P 500 Index Fund	392,742	291,914
US Equity Large Cap Value Fund	268,058	206,898
* Fixed Income Blend Fund	210,047	—

*Denotes a party-in-interest.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows (in thousands):

		2012	2011
*	Duke Energy Common Stock Fund	$ —	$34,245
	Stable Value Fund	—	17,414
	US Equity S&P 500 Index Fund	—	14,818
	US Equity Large Cap Value Fund	—	14,015

*Denotes a party-in-interest.

4.      Exempt Party-in-Interest Transactions

Fidelity was the Trustee for all Plan investments, as defined by the Plan. Fidelity invests the Duke Energy Common Stock Fund in shares of Common Stock. Additionally, a portion of the Duke Energy Common Stock Fund and certain other core investment funds offered in the Plan was maintained in cash. Fidelity administered the cash at the direction of Duke Energy or the respective fund managers, and therefore, such transactions qualified as party-in-interest transactions. Transactions pertaining to Fidelity funds held in individual participant BrokerageLink accounts also qualified as party-in-interest transactions.

5.      Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan was designed and operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continued to be tax exempt. Therefore, no provision for income taxes has been recorded in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2009.

6.      Benefit-Responsive Investments

Prior to the Plan Merger (see Note 1), the Plan had an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The Stable Value Fund also enters into a wrapper contract issued by a third-party.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of such an event is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The yield earned by the contract for the years ended December 31, 2012 and 2011 was 1.39% and 2.08%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.

The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2012 and 2011 was 2.49% and 2.87%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.

As of December 31, 2011, the contract value of the Plan’s Stable Value Fund was approximately $16,839,000. As of December 31, 2011, the fair value of the Plan’s Stable Value Fund was approximately $17,414,000. A fair value adjustment of approximately $(575,000) was recorded on the Statements of Net Assets Available for Benefits as of December 31, 2011.

7.      Fair Value Measurements

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosure requirements about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under ASC 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although ASC 820 does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

Under the amended guidance of FASB Accounting Standards Update (ASU) No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12), entities are permitted, as a practical expedient, to estimate the fair value of investments within its scope using the NAV per share of the investment as of the reporting entity’s measurement dates. The amended guidance also requires additional disclosures to better enable users of the financial statements to understand the nature and risks of the reporting entity’s investments that fall under these rules.

The Plan determined fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan had the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflected the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

The following table provides by level, within the fair value hierarchy, the RSP Master Trust’s investments at fair value as of December 31, 2012 and 2011 (in thousands):

	2012
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Duke Energy Common Stock Fund	$1,218,468	$1,218,468	$—	$—

Institutional funds
Large cap	835,675	—	835,675	—
Blended	522,200	—	522,200	—
International	163,33	—	163,332	—
Small/mid cap	160,755	—	160,755	—
Fixed income blend	210,047	—	210,047	—

BrokerageLink
Mutual funds	234,999	234,999	—	—
Non-employer common stock	157,855	157,855	—	—
Interest-bearing cash	49,971	49,971	—	—
Corporate debt	669	669	—	—
US government securities	25	25	—	—

Stable value fund	381,439	—	381,439	—

Total investments at fair value	$3,935,435	$1,661,987	$2,273,448	$ —

	2011
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Duke Energy Common Stock Fund	$1,357,602	$1,357,602	$—	$—

Institutional funds
Large cap	650,331	—	650,331	—
Blended	481,996	—	481,996	—
International	126,378	—	126,378	—
Small/mid cap	152,926	—	152,926	—
Fixed income blend	153,378	—	153,378	—

BrokerageLink
Mutual funds	216,433	—	216,433	—
Non-employer common stock	153,177	153,177	—	—
Interest-bearing cash	43,337	43,337	—	—
Corporate debt	1,102	1,102	—	—
US government securities	15	15	—	—

Stable value fund	373,197	—	373,197	—

Total investments at fair value	$3,709,872	$1,555,233	$2,154,639	$—

Valuation methods of the primary fair value measurements disclosed above are as follows. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock/Corporate Debt/US Government securities: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities.

Institutional funds – Large cap: Includes investments in large US value stocks to provide investors with a method for capturing returns of the market of large US value stocks and achieving capital appreciation and over the long term, with an acceptance of the volatility inherent to large US stocks. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Institutional funds – Blended: Includes a diversified blend of stocks, bonds, and short-term investments, professionally managed to provide an investment portfolio based on a target date of age 65. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Institutional funds – International: Includes diversified investments in the equity of developed and emerging market countries other than the US, ranging from large to micro cap capitalizations, to provide investors with a method for capturing returns of these equity markets, and achieving capital appreciation and income over the long term, with an acceptance of volatility inherent in the developed and emerging non-US markets in aggregate. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Institutional funds – Small/mid cap: Includes diversified investments of common stocks issued by US companies with small to mid capitalizations, attempting to generate investment returns that exceed those of the Russell 2500® Index over a market cycle for investors seeking growth and income and capital appreciation over the long-term, with an acceptance of the volatility inherent in the small/mid size company segment of the US market. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Institutional funds – Fixed income blend: Includes investments in a full range of investment grade fixed income securities and small opportunistic allocations to below investment grade and non-dollar bonds for investors seeking current income and the relative security of principal, compared to equity investments. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Stable value fund: Valued at contract value, with adjustment to fair value disclosed in the Statements of Net Assets Available for Benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Investments in units of underlying funds are valued at their respective net asset values. The guaranteed investment contract consists of investments in underlying securities with a wrap contract under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. The fair value of the wrap contracts is determined using a discounting methodology. Deposits to and withdrawals from the Stable Value Fund may be made daily at the current net asset value per unit. There are currently no redemption restrictions or redemption notice period.

The availability of observable market data is monitored to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. During 2012, as a result of a reassessment, the classification of the mutual funds held within BrokerageLink was changed from Level 2 to Level 1 to reflect the valuation methodology and observable inputs used. The change in fair value classification and transfer to Level 1 is reported at the beginning of the reporting period.

8.      Plan Changes

Effective as of the close of December 31, 2012, the Plan was amended to provide for the merger of the Plan into the Duke Energy Retirement Savings Plan.

Effective September 28, 2012, the Plan was amended to update its affiliate sponsors

Effective as of June 29, 2012, the Plan was amended to credit certain prior service with Progress Energy (a Duke Energy affiliated company) under the Plan and to modify the provisions regarding adoption of the Plan by affiliated sponsors

Effective as of January 1, 2012, the Plan was amended as follows:

Effective upon occurrence of the merger of Duke Energy with Progress Energy, Inc. (in accordance with the Agreement and Plan of Merger dated January 8, 2011), the Plan excludes Progress Energy Inc. employees from participation in the Plan

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Modifies the provisions regarding Plan administration

Makes certain clarifications regarding compensation, named fiduciaries, and the Investment Committee

9.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
Net assets available for benefit per the financial statements	$—	$ 192,916
Adjustment from contract value to fair value for fully benefit-responsive contract	—	575

Net assets available for benefits per Form 5500	$—	$ 193,491

The following is a reconciliation of the Plan’s change in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2012 (in thousands):

Decrease in net assets available for benefits per financial statements	$(192,916)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	(575)

Decrease in net assets available for benefits per Form 5500	$ (193,491)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)

Date: June 20, 2013	By:	/s/ Peter Kostiw
Peter Kostiw

Vice President, Total Rewards